Via EDGAR Transmission

October 10, 2023

Oleg Bilinski

Chief Executive Officer

Mag Magna Corp.

325 W Washington St.,

Ste 2877 San Diego,

CA 92103

Re: Mag Magna Corp.

Amendment No. 10 to Registration Statement on Form S-1

Filed September 27, 2023

File No. 333-268561

Ladies and Gentlemen,

Set forth below are the responses of Mag Magna Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 10 to Registration Statement on Form S-1, File No. 333-268561, initially filed with the Commission on September 27, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 11 to the Registration Statement (“Amendment No. 10”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 11 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Amendment 10 to Form S-1 filed on 9/27/23

Exhibits

1.	The auditor consent included in this filing in Exhibit 23.1 refers to Amendment 9 instead of Amendment 10. Please ask your auditors to revise accordingly.

Response: The information was updated accordingly.

MAG MAGNA CORP.

By:	/s/ Oleg Bilinski
Oleg Bilinski
Chief Executive Officer, Secretary, Treasurer, and Director